UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

communiqué de presse

Press release
Paris, 1 October 2015

New organisation of the Orange Group

With its Essentiels2020 strategic plan, Orange has defined its priorities for the next five years. As from 1 March 2016, the Group’s organisation will evolve in line with the strategic plan in order to best implement this roadmap and support Orange in its transformation.

Marc Rennard, who successfully led Orange's development in Africa and the Middle East, will be appointed Deputy Chief Executive Officer in charge of customer experience and mobile financial services. Armed with his experience gained rolling-out Orange Money, he will be in charge of mobile financial services, one of the two areas of diversification set out in the strategic plan.

Bruno Mettling, who has worked ceaselessly for the Group’s transformation, will be appointed Deputy Chief Executive Officer in charge of operations in Africa and the Middle East (AMEA). In parallel, Jean-Marc Vignolles, who has carried out outstanding work at the head of Orange Spain since 2007, will become his second in command as Chief Operating Officer (COO) of AMEA operations.
Africa and the Middle East is a growth territory for Orange. The creation of a holding company bringing together its operations in this zone, as well as the planned acquisition of four new countries, opens up new development prospects for the Group to affirm its ambitions in that region.

Laurent Paillassot will be appointed CEO of Orange Spain. Laurent Paillassot, who brings his executive experience and who has been very successful in his work since he joined the Group, will take the helm of the Orange’s subsidiary in Spain, which, with the acquisition of Jazztel, is set to become the most dynamic convergent player in the Spanish market and now represents more than 10% of the Group's revenues.

Jérôme Barré will be appointed Senior Executive Vice President in charge of Human Resources. Orange will mobilise all of its employees based on a new, people-oriented digital employer model. This is an essential condition for meeting the challenges of digitisation while adhering to the social contract. This key mission is entrusted to Jérôme Barré, who has already demonstrated his strong management qualities.

Thierry Bonhomme, who is currently in charge of Orange Business Services (OBS), will also be appointed Deputy Chief Executive Officer. This appointment recognises his contribution to the redeployment of OBS as the trusted partner for enterprise customers in their digital transformation.

Stéphane Richard, Chairman and CEO, commented: “This new organisation has been thought out to support our strategic plan, Essentiels2020. I am especially proud of the talent that makes up the management team at my side. These changes will take effect on 1 March 2016 in order to allow for the completion of certain particularly important projects for the Group, such as the preparation of our mobile banking offer and the integration of Jazztel. I also wanted the coming months to be devoted to the preparation and organisation of this transition, so that it can take place in an efficient and coherent manner, and so that the new organisation will be fully operational from day one.”

From 1 March 2016, the Orange Group’s Executive Committee will be made up of twelve members around Stéphane Richard, Chairman and CEO:

-Christine Albanel, Senior Executive Vice President in charge of CSR, Diversity, Partnerships & Philanthropy,

-Jérôme Barré, Senior Executive Vice President in charge of Human Resources,

-Thierry Bonhomme, Deputy Chief Executive Officer in charge of Orange Business Services,

-Fabienne Dulac, Senior Executive Vice President in charge of Orange France,

-Ramon Fernandez, Deputy Chief Executive Officer, Chief Financial & Strategy Officer,

-Mari-Noëlle Jégo-Laveissière, Senior Executive Vice President in charge of Innovation, Marketing & Technologies,

-Pierre Louette, Deputy Chief Executive Officer, General Secretary, Operators (France) and Purchasing,

-Béatrice Mandine, Senior Executive Vice President in charge of Communication & Brand,

-Bruno Mettling, Deputy Chief Executive Officer in charge of operations in Africa and the Middle East (AMEA),

-Gervais Pellissier, Delegate Chief Executive Officer in charge of European operations

- Marc Rennard, Deputy Chief Executive Officer in charge of customer experience and mobile financial services.

The Executive Committee will continue to be supported by Michaël Trabbia, Head of the Chairman & CEO’s office and Secretary of the Executive Committee.

1

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and has 154,000 employees worldwide at 30 June 2015, including 97,000 employees in France. Present in 29 countries, the Group served 248 million customers worldwide as of 30 June 2015, including 190 million mobile customers and 16 million broadband internet customers. Under the Orange Business Services brand, Orange is also one of the world leaders in providing telecommunication services to multinational companies. In March 2015, the Group presented its new strategic plan “Essentiels2020” which places customers’ needs at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on NYSE Euronext Paris (ORA) and on the New York Stock Exchange (ORAN).

For more information (on the web and on your mobile): www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service cited in this press release are trademarks held by Orange or Orange Brand Services Limited.

Press contacts:

+33 1 44 44 93 93

Jean-Bernard Orsoni; jeanbernard.orsoni@orange.com

Tom Wright; tom.wright@orange.com

ORANGE

Date: October 1, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations